Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

October 21, 2020	Daniel Forman Partner d 212.969.3096 f 212.969.2900 dforman@proskauer.com www.proskauer.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Sergio Chinos

Re:	Eucrates Biomedical Acquisition Corp.

Amendment No. 1 Registration Statement on Form S-1

Filed October 15, 2020

File No. 333-249333

Dear Mr. Chinos:

On behalf of Eucrates Biomedical Acquisition Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 20, 2020 relating to the above-referenced Amendment No. 1 to the registration statement of the Company filed with the Commission on Form S-1 (File No. 333-249333) on October 15, 2020 (as amended, the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of Amendment No. 2, marked to show changes from the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 2. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 2.

Form S-1/A filed October 15, 2020

Exhibit 4.4

1.	We note that the Form of Warrant Agreement filed as Exhibit 4.4 provides that the validity, interpretation, and performance of the Warrant Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure clearly and prominently describing the provision, describing any risks or other impacts on investors, and to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the Warrant Agreement states this clearly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 44, 45 and 124.

Exhibit 5.1

2.	We note that your legal opinion, filed as Exhibit 5.1, opines on the legality of the ordinary shares issuable upon the exercise of your warrants. We also note that you have not registered the ordinary shares issuable upon the exercise of your warrants on this registration statement. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has provided a revised Exhibit 5.1 opinion.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 969-3096 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Daniel L. Forman

Daniel L. Forman

cc:	Parag Saxena, Eucrates Biomedical Acquisition Corp.
Atanuu Agarrwal, Eucrates Biomedical Acquisition Corp.
Christian O. Nagler, Kirkland & Ellis LLP
Michael J. Killourhy, Ogier

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